UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

November 2013

Date of Report (Date of Earliest Event Reported)

Embotelladora Andina S.A.

(Exact name of registrant as specified in its charter)

Andina Bottling Company, Inc.

(Translation of Registrant´s name into English)

Avda. Miraflores 9153

Renca

Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐    No ☒

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐    No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes ☐    No ☒

MATERIAL EVENT

CORPORATE NAME	: EMBOTELLADORA ANDINA S.A.
SECURITIES REGISTRY	: 00124
TAXPAYER I.D.	: 91.144.000-8

By virtue of the stipulations in Article 9 and subparagraph 2 of Article 10 of Law 18,045, and the provisions in General Rule No. 30 of the Superintendence of Securities and Insurance, and being duly empowered to this effect, I hereby report the following regarding Embotelladora Andina S.A. (the “Company”), its business, its securities or tender offer, as a material event:

Andina´s Board of Directors announced today that Mr. Abel Bouchon has tendered his resignation as Gerente General, effective March 31, 2014.

Andina’s Board of Directors appointed Mr. Jose Luis Solorzano as his successor. Prior to his appointment, Mr. Solorzano has been Gerente General of Embotelladora del Atlantico S.A. (EDASA”), the Company’s subsidiary in Argentina.

Finally, Andina´s Board of Directors appointed Mr. Fabian Castelli as Gerente General for EDASA. Prior to this appointment, Mr. Castelli had the position of commercial manager of EDASA.

Santiago, November 19, 2013.

Jaime Cohen A.

Chief Legal Officer

Embotelladora Andina S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized, in the city of Santiago, Chile.

EMBOTELLADORA ANDINA S.A.

	By:	/s/ Jaime Cohen
Name: Jaime Cohen
Title: Chief Legal Officer

Santiago, November 19, 2013